December 10, 2009

Dear Fellow Shareholder:

Taro's Annual General Meeting, scheduled for December 31, 2009, is fast approaching.  Please immediately sign, date and return the enclosed form of proxy, or vote by telephone or Internet if you have not done so already.  Every vote is important, regardless of the number of shares you own.

Why Is Your Vote So Important?

Last week, we reported to you on Taro’s continuing financial and operating progress.  We also detailed the efforts of Sun Pharmaceutical Industries Ltd. to seize control of your company at a price that is not only below current market prices, but also below what Sun has paid to acquire shares from certain large holders of Taro shares.  We believe Sun's actions are not in your best interests, and we urge you to resist them by keeping your current Board in office.

In addition to the financially inadequate price Sun is offering, you should be aware of the serious corporate governance and legal controversies facing Sun as a result of its stewardship of Caraco Pharmaceutical Laboratories, Ltd., a U.S. based company in which Sun controls a majority of the shares.

We believe that Sun's conduct at Caraco raises serious questions about what may happen to minority shareholders of Taro if Sun is able to gain control of your company.

Since Sun acquired its majority interest in Caraco, it has acted in Sun’s best interests, not the best interests of the other Caraco shareholders.  To start with, Sun appointed a majority of Caraco's directors. On their watch, Caraco's margins and profits have declined, and Sun has entered into arrangements with Caraco on terms that are beneficial to Sun. As a result of these and other actions, the value of Caraco has deteriorated significantly.  In the last eighteen months, Caraco's stock price has declined over 65 percent, from $17.22 as of May 30, 2008 to $5.89 as of December 10, 2009, and lawsuits by unhappy Caraco shareholders ensued.

Perhaps most disturbingly, Caraco’s operations have been seriously compromised.  Recently, the U.S. Food and Drug Administration has taken the extraordinary step of seizing Caraco's inventories and effectively closing down its manufacturing operations as a result of the continuing failure by Caraco to comply with FDA standards.  In a media briefing called to discuss the seizure, an FDA spokesperson said “…we also observed poor decisions being made by the company’s [Caraco’s] management who are responsible for the quality of the drug products being manufactured.”

The FDA is not Sun’s only critic.  Georges Ugeux, the Chairman of Caraco’s independent directors’ committee, resigned from the Caraco Board, stating in a letter filed with the Securities and Exchange Commission: “…as I have reiterated consistently…, the basis for my disagreement is [Caraco’s] management’s and the majority shareholder’s [Sun’s] absolute refusal to permit a focused independent look at corporate governance matters to determine if they contributed to the events leading up to the FDA seizure.”  (Emphasis added)

How has Sun addressed the continuing operational failures at Caraco?

Sun has made public statements about possibly moving Caraco’s manufacturing to India.  Yet even this “home field advantage” may prove to be illusory: Sun has now also run afoul of India’s own domestic regulator.  In October 2009, India’s Drugs Technical Advisory Board, its highest body on technical matters pertaining to the pharmaceutical industry, said it would investigate whether appropriate approval procedures were followed in allowing Sun to market the cancer drug letrozole as a treatment for infertility, on the basis of clinical trials involving a study of only 55 women.  Femara®, the branded form of letrozole, states in its package insert that “You should not take Femara® if you are premenopausal … as it may cause harm to an unborn child.”1  (Emphasis added)

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1  Femara’s® package insert states: “You should not take Femara® if you are premenopausal. Your doctor should discuss the need for adequate birth control if you have the potential to become pregnant, if you are not sure of your postmenopausal status, or if you recently became postmenopausal. Femara® is only indicated in postmenopausal women.…You should not take Femara® if you are pregnant as it may cause harm to an unborn child….”

Taro Pharmaceutical Industries Ltd.

How Did Sun Deal With This Serious Issue?

Despite the serious concerns reflected by the Indian regulators' investigation announcement, Sun continues to market this drug as an infertility treatment for premenopausal women in India, on the basis of Sun’s own clinical studies, the adequacy of which is now being questioned. Outside of India, the drug is approved ONLY as a breast cancer treatment in postmenopausal women.

The Bottom Line: Sun Has Been Bad for Caraco and Sun Could Be a Disaster for Your Investment in Taro

We urge all Taro shareholders to ask themselves, if this is how Sun has behaved since gaining control of Caraco, will it treat Taro and its shareholders any differently if it succeeds in gaining control of your company?

•	Will Sun cause Taro to run afoul of FDA regulations and encounter the kind of serious regulatory failures that have occurred during Sun's ownership of Caraco?

•	Will it operate Taro to maximize profits for minority shareholders, or will it cause Taro to enter into one-sided agreements that are beneficial only to Sun?

•	Will you ever have the opportunity to realize a full and fair price for your Taro shares, if Sun is in a position to appoint a majority of Taro's board of directors?

What Should You Do Now?

As we explained in our last letter to you, Taro has been performing well under the guidance of your current Board, five of whose eight members are independent of management.  The Board supports the strategic business plan that your management is pursuing, which has produced strong and improving cash flows, a reduction in the level of outstanding debt, and solid progress in Taro’s product line, including some exciting new developments with T2000, as reported in our last letter to you.

We urge you to keep your current Board in place.  Please execute and return the enclosed proxy card to show your support for Taro’s nominees and the future of an independent and successful Taro.

Sincerely,

/s/ Barrie Levitt, M.D.

Barrie Levitt, M.D.
Chairman

If you have any questions or need any assistance voting your proxy, please contact us at taro@georgeson.com or call Georgeson Inc., our proxy solicitor, between the hours of 9:00 am and 11:00 pm EST, Monday through Friday.  U.S. and international shareholders may call toll-free +1-866-741-9588.  Banks and brokers may call +1-212-440-9800.  European and Israeli institutional investors may call +39-06-421-71-777.

SAFE HARBOR
Certain statements in this letter may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s financial turnaround, profitability, operations and performance.  Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ include industry and market conditions; changes in the Company’s financial position; regulatory actions; and, other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligation to update, change or revise any forward-looking statements, whether as a result of new information, additional or subsequent developments or otherwise.